

July 22, 2021

Liyuan Woo
Chief Financial Officer
Beauty Health Company
2165 Spring Street
Long Beach, CA 90806

> **Re: Beauty Health Company**
> **Registration Statement on Form S-1**
> **Filed July 19, 2021**
> **File No. 333-257995**

Dear Ms. Woo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at 202 551 6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent Epstein